2454 McMullen-Booth Rd. Building C Clearwater, FL 33759	February 12, 2010

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Christian Windsor
Special Counsel
Mail Stop 4720

Re:	Nicholas Financial, Inc.
Form 10-K for the Year Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Form 8-K filed January 12, 2010
File Number 000-26680

Dear Mr. Windsor:

This letter sets forth the response of Nicholas Financial, Inc. (the “Company,” “we” or “us”) to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated January 29, 2010, with respect to the above-referenced Form 10-K, Form 10-Q and Form 8-K. For your convenience, each of the Staff’s comments is set forth below and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended March 31, 2009

Cover Page

1.	You indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. However, securities listed on the NASDAQ Global Select Market are registered under Section 12(b) of the Securities Exchange Act of 1934 pursuant to the omnibus order for all NASDAQ-listed securities at the time of NASDAQ’S conversion to a national securities exchange. Please revise the cover pages of future Form 10-K filings accordingly. See Release No. 34-54240 (July 31, 2006).

Response:

We acknowledge that the cover page of our most recent Annual Report on Form 10-K was not updated to properly reflect that our common stock is now registered under Section 12(b), as opposed to Section 12(g), of the Securities Exchange Act of 1934 (the “Exchange Act”). In response to the Staff’s comment, the Company will undertake to make the appropriate change to the cover page of its future Form 10-K filings.

Securities and Exchange Commission

February 12, 2010

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 14

2.	Please confirm that the two named executives are the only employees of Nicholas Financial who receive total compensation greater than $100,000. Alternatively tell us why only two executives are listed. Consider Instruction 2 to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7 in providing your response.

Response:

In response to this comment, we supplementally advise the Staff that the two named executives are not the only employees of the Company who received total compensation greater than $100,000 during the fiscal years indicated. For example, the Company has several branch managers and regional managers who received total compensation greater than $100,000 during such fiscal years. These employees generally perform sales functions, are not “in charge of a principal business unit, division or function” and do not participate in policy-making decisions. Thus, the Company does not believe that any of them constitutes an “executive officer” within the meaning of Exchange Act Rule 3b-7.

Another employee who received total compensation greater than $100,000 during the relevant fiscal years currently serves as Senior Vice President of Branch Operations of the Company. Although historically this employee has not acted in an executive capacity or participated in policy-making decisions, his role continues to evolve and, based upon the Staff’s comment, we will undertake to include him as a named executive officer for purposes of our executive compensation disclosure in our proxy statement relating to our 2010 Annual General Meeting of Shareholders.

Annual Incentive Bonus, page 16

3.	In future filings, please explain how the amount of the annual incentive award was determined, including any minimum amount of revenue growth that had to be attained in the relevant fiscal year in order for an award to be made and any amount of growth that would generate the maximum award amount.

Securities and Exchange Commission

February 12, 2010

Response:

In response to the Staff’s comment, the Company hereby undertakes to include in its future proxy statement filings requiring executive compensation disclosure an explanation of how the amount of the annual incentive award was determined, including any minimum amount of revenue growth that had to be attained in the relevant fiscal year in order for an award to be made and any amount of growth that would be needed to attain the maximum award amount.

Summary Compensation Table, page 21

4.	Please tell us why the amounts paid pursuant to your incentive bonus programs are shown in column (d) in the table rather than column (g). See Item 402(c)(vii) of Regulation S-K.

Response:

In response to this comment, we respectfully advise the Staff that we included the amounts paid pursuant to our incentive bonus program in column (d) of the Summary Compensation Table because we regarded such amounts as “bonus[es] (cash and non-cash) earned by the named executive officer during the fiscal year covered. . . .” Upon further review of Item 402(c)(vii) of Regulation S-K, we believe that such amounts should have been shown in column (g) rather than column (d) of the table, as suggested by the Staff’s comment. Indeed, it is our understanding that column (d) should only be used to show bonuses not paid or payable under any incentive plan, such as our bonus program. Accordingly, in future Summary Compensation Table disclosure, bonus amounts paid or payable under incentive plans, such as our incentive bonus plan, will be included in column (g) of the table rather than column (d).

Item 15. Exhibits, Financial Statement Schedules

5.	Please tell us how you concluded that your 2009 annual incentive bonus program was not required to be filed as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Also tell us whether you have an incentive bonus program in place for fiscal 2010.

Response:

In response to the first two sentences of this comment, we respectfully advise the Staff that we incorrectly omitted a description of our 2009 annual incentive bonus program as an exhibit to our Annual Report on Form 10-K because the plan itself was not memorialized in a formal document and a description of such incentive bonus program was included in our proxy statement relating to our 2009 Annual General Meeting of Shareholders.

In response to the third sentence of the comment, we respectfully advise the Staff that the Company does have an incentive bonus program in place for fiscal 2010 and will include a written description thereof as an exhibit to our next Annual Report on Form 10-K.

Securities and Exchange Commission

February 12, 2010

6.	The schedule to Exhibit 10.9 does not appear to have been updated since the form of dealer agreement was initially filed in 2006. Please update the schedule and refile Exhibit 10.9 with your next Form 10-Q. Also, please indicate that you will keep Exhibit 10.9 current by refiling it with an updated schedule each time you file a Form 10-K in the future.

Response:

In response to the Staff’s comment, the Company has updated the schedule to Exhibit 10.9 and will include the updated schedule as an exhibit to its next Quarterly Report on Form 10-Q. We also will undertake to keep such exhibit current by refiling it with an updated schedule each time we file a Form 10-K in the future.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Part II – Item 4. Submission of Matters to a Vote of Security Holders

7.	Please tell us why you have not provided the information required by this item with respect to your annual meeting of shareholders.

Response:

The Company inadvertently omitted the information required by Item 4 of Part II from its Form 10-Q for the quarter ended September 30, 2009. In response to the Staff’s comment, the Company will include the following disclosure in its next Quarterly Report on Form 10-Q:

Item 4. Submission of Matters to a Vote of Security Holders.

(a)	The Company’s Annual General Meeting of Shareholders was held on August 11, 2009. The information set forth in this Item 4 was inadvertently omitted from the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009.

(b)	At the Company’s Annual General Meeting of Shareholders, the following directors were reelected for terms expiring in 2012 by the votes indicated below:

	Shares Voted For	Shares Abstaining	Shares Withholding Authority
Scott Fink	8,417,579	17,863	—
Alton R. Neal	8,378,263	95,499	—

Securities and Exchange Commission

February 12, 2010

The directors whose terms of office as directors continued after the meeting were Peter L. Vosotas, Ralph T. Finkenbrink and Stephen Bragin.

(c)	The only matter other than election of directors, brought for a vote at the Company’s Annual General Meeting of Shareholders, passed by the following vote:

	Shares Voted For	Shares Abstaining	Shares Withholding Authority
Approval of Appointment of Dixon Hughes PLLC as the Company’s independent auditors	8,014,355	—	420,555

Form 8-K filed January 12, 2010

8.	Please tell us why you reported the execution of the new agreement regarding your credit line under Item 8.01 rather than Item 1.01. Also, please tell us your intentions with respect to filing the new agreement with the Commission.

Response:

In response to this comment, we respectfully advise the Staff that our new credit facility is a “material definitive agreement,” the execution of which should have been reported under Item 1.01, rather than Item 8.01, of Form 8-K. In further response to the Staff’s comment, the Company will include a copy of its new credit facility agreement as an exhibit to its next Quarterly Report on Form 10-Q.

Closing Comments

As requested by the Staff, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of disclosures in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 12, 2010

Should any questions arise in connection with this letter, or should the Staff desire additional information, please contact our outside counsel, Todd B. Pfister of Foley & Lardner LLP, at 312-832-4579.

Sincerely,

/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
Senior Vice President & Chief Financial Officer